Exhibit B

STRICTLY CONFIDENTIAL

November 27, 2022

The Board of Directors (the “Board”)

INDUS Realty Trust, Inc.

641 Lexington Ave.

New York, New York 10022

Dear Members of the Board:

Centerbridge Partners, L.P. (“Centerbridge”), on behalf of one or more funds or other entities managed by its affiliates (the “Centerbridge Funds”), and GIC Real Estate, Inc. (“GIC”) are pleased to submit this non-binding proposal to acquire 100% of the outstanding shares of common stock (“Common Stock”) of INDUS Realty Trust, Inc. (the “Company”) that are not owned by the Centerbridge Funds for cash consideration of $65.00 per share on the terms and subject to the conditions set forth herein (our “Proposal” and such potential acquisition, the “Transaction”).1 Our Proposal represents a premium of approximately 12.7% to the Company’s closing share price on November 22, 2022 and a premium of approximately 21.8% and 23.8% to the volume weighted average price during the last 30 and 60 trading days, respectively.

We believe that our proposed Transaction is the best path forward for the Company’s stockholders. Our Proposal provides the Company’s stockholders with an opportunity to obtain immediate liquidity and certainty of value at a significant premium to the current stock price.

Centerbridge’s and GIC’s respective investment committees have approved the submission of this Proposal. Our Proposal is subject to the negotiation and execution of mutually acceptable definitive agreements as well as the completion of customary due diligence, which we are confident can be completed quickly given the Centerbridge Funds’ existing stake in, and familiarity with, the Company, and our extensive experience in completing both workstreams expeditiously. As such, we are prepared to devote substantial resources immediately. We would expect to enter into a merger agreement that would be in customary form and on market terms for a private equity-sponsored acquisition of a publicly traded REIT, and our counsel is prepared to share a draft shortly following engagement by the Company regarding our Proposal.

We are enthusiastic about the Company and its management, and the status of the Centerbridge Funds’ current shareholdings is not the motivation for this Proposal. We point out that our support for the Company and its management will not change merely because the Transaction contemplated by our Proposal is not pursued by the Board.

Our Proposal is a non-binding expression of interest only and does not constitute an offer subject to binding acceptance. We reserve the right to withdraw or modify our Proposal at any time. No liability or legal obligation, express or implied, with respect to our Proposal or any other transaction shall arise unless and until we have executed definitive transaction documentation with the Company. The Centerbridge Funds intend to promptly file a Schedule 13D amendment reflecting this Proposal.

[1]

Based on the Company’s Form 10-Q for the period ended September 30, 2022, our Proposal assumes 10,386,232 shares of Common Stock are outstanding on a fully diluted basis, as calculated using treasury stock method. Our Proposal also assumes that the Company does not and will not declare any dividends on its Common Stock.

November 27, 2022

We believe that this Proposal would allow the Board to confidently deliver to the Company’s stockholders a transaction that provides them with immediate value, as well as speed and certainty of closing. We are very excited about the opportunity to pursue the Transaction and we will commit all resources necessary for completing our due diligence review and negotiations in a swift and efficient manner. We look forward to discussing this Proposal with you at your earliest convenience.

Sincerely,

CENTERBRIDGE PARTNERS, L.P.		GIC REAL ESTATE, INC.

By: Centerbridge Partners Holdings, LLC, its general partner

By:	/s/ William D. Rahm	By:	/s/ Jesse Hom
	Name: William D. Rahm		Name: Jesse Hom
	Title: Senior Managing Director		Title: Authorized Signatory